United States securities and exchange commission logo





                             July 1, 2020

       Jimmy Wayne Anderson
       Principal Executive Officer
       Global Technologies, Ltd.
       510 1st Ave. N., Suite 901
       St. Petersburg, FL 33701

                                                        Re: Global
Technologies, Ltd.
                                                            Registration
Statement on Form 10-12G
                                                            Filed on June 8,
2020
                                                            File No. 000-25668

       Dear Mr. Anderson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G filed on June 8. 2020

       Overview, page 4

   1. We note that you indicate on the facing page of the Form 10 that you are a shell company as defined in Rule
12b-2 of the Exchange Act. Please prominently disclose your shell company status and
disclose the consequences of that status. Also ensure that your disclosure does not
create the impression that you are or intend to operate in the markets to which you refer.
       Current Operations, page 4

   2. We note your disclosure throughout your document about your operations and products, such as disclosure on
page 8 about "advertising campaigns leveraged off [y]our earlier product sales,"
disclosure on page 14 that you "have launched [y]our core products in the market place,"
disclosure on page 17 that you obtain "substantially all of [y]our inventory
 Jimmy Wayne Anderson
Global Technologies, Ltd.
July 1, 2020
Page 2
         from third-party manufacturers outside the United States" and the reference to "products based on properties in [y]our movie, TV show and video game categories" mentioned on page 17. Please ensure that you have consistently disclosed throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products and describe your current operations versus your intended operations.
3. Please expand the disclosure in the appropriate section to describe clearly each material step you must take to have revenue from the markets mentioned on page 8 and disclose the material hurdles before you are able to address these markets.
Our wholly owned subsidiaries, page 4

4. We note the website mentioned in the last sentence on page 4. Please reconcile the disclosure on page 4 about the company providing "third-party fulfillment and logistics capabilities with online access to reporting and revenue" with the statements apparently on the website that "Interested in marketsonmain.com? Our Domain Broker Services may be able to get it for you. Find out how?"
Cautionary Note Regarding Forward-Looking Statements, page 5

5. Please delete the reference to Section 27A of the Securities Act or explain why you believe your statement falls under the safe harbor provision. Also, we note that you refer on page 12 to "after we no longer an emerging growth company." However, it does not appear that you qualify as an emerging growth company, as defined in
Section 101(d) of
         the Jumpstart Our Business Startups Act, because it appears that the first sale of your common equity securities pursuant to an effective registration statement occurred before
         December 8, 2011. Please revise, or provide us with your analysis as to why you believe you qualify as an emerging growth company.
Competition, page 8

6. Please tell us the basis for your statement in the last sentence of the fourth paragraph of this section about your competitive advantage. Also, we note your disclosure in the fifth paragraph of this section about "Certain of [y]our licensors" and your disclosure in the third risk factor on page 17 about your license agreements. Please expand the appropriate section to disclose the material terms of the license agreements and file the agreements as exhibits.
We are highly dependent on the services of key executives, page 13

7. Please disclose the number of hours per week that Mr. Anderson intends to devote to you.
FirstName LastNameJimmy Wayne Anderson
Our lack of adequate D&O insurance may also make it difficult for us, page 14 Comapany NameGlobal Technologies, Ltd.
July 1, Please
8.             tell us
        2020 Page   2 why you refer in this risk factor to Florida law instead of Delaware law.
FirstName LastName
 Jimmy Wayne Anderson
FirstName   LastNameJimmy
Global Technologies, Ltd. Wayne Anderson
Comapany
July 1, 2020NameGlobal Technologies, Ltd.
July 1,3 2020 Page 3
Page
FirstName LastName
The U.S. Food and Drug Administration has recently called into question, page
15

9. Please revise the disclosure in this risk factor to explain fully any potential failure to meet
         FDA   s requirements for your product and company. Include a
discussion of any potential
         consequences including any of the following: regulatory action, civil money penalties, administrative remedies, or criminal remedies. Also, ensure that your risk factor focuses on the material risks to your company rather than mitigating language. For example, is there a material risk that the FDA may disagree with your opinion mentioned in the fourth paragraph? Also, tell us the basis for the disclosure in the fourth paragraph of this risk factor.
10. Please expand the disclosure in an appropriate section of your filing to explain the
         potential scope of FDA   s statutory and regulatory requirements for
approval of your
         product.
A reverse stock split may decrease the liquidity of our common stock, page 19

11. Please tell us why you included the risk factors on page 19 about reverse stock splits.
         Also, tell us why you included the last risk factor on page 20 about dividends given the disclosure in the last risk factor on page 17 about dividends. Because directors and officers currently and for the foreseeable future, page 20

12. Please reconcile your disclosure in this risk factor about beneficial ownership of approximately 30% with the beneficial ownership disclosed on page 29. In addition, tell us how you determined that the president "would have voting rights equal to
         244,686,872,440 shares or 96.30% of the shares available to vote" mentioned on page 20.
Properties, page 28

13. We note your disclosure in this section only mentions that you share office space with
         Sylios. Please tell us whether you own or lease any other properties. In this regard, you refer on page 4 to your ecommerce website and it appears from information on the website that your warehouse is registered with the Food and Drug
Administration and follows the
         good manufacturing processes standard and that your facility is located near your main offices.
Security Ownership of Certain Beneficial Owners and Management, page 28

14. Please tell us which statements filed with the Commission that you are referring to in the second paragraph of this section.
 Jimmy Wayne Anderson
FirstName   LastNameJimmy
Global Technologies, Ltd. Wayne Anderson
Comapany
July 1, 2020NameGlobal Technologies, Ltd.
July 1,4 2020 Page 4
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FirstName LastName
Directors and Executive Officers, page 30

15. Please tell us how you determined that the disclosure of the business experience of Mr.
         Anderson during the past five years is accurate. For example, it appears from the amended Offering Statement on Form 1-A filed by Soligen Technologies on August 7,
         2018 that Mr. Anderson became a director of Soligen on April 10, 2018.
16. Please balance your disclosure with information regarding any delinquent filings of the identified companies, and include any appropriate risk factor.
17. Please revise to disclose briefly the specific experience, qualifications, attributes or skills that led to your conclusion that Mr. Anderson should serve as a director in light of your business and structure. For guidance, see Item 401(e)(1) of Regulation S-K. In this regard, disclose the size of the operation of the entities that you mention Mr. Anderson supervises, if the disclosed entity does not file periodic reports with the Commission.
Summary Compensation Table, page 31

18. Please reconcile the disclosure on page 31 that you issued two million shares to Wayne
         Anderson as compensation with the disclosure on page F-5 that you issued nine hundred million shares as compensation. Regarding the disclosure on page F-5 that you issued one million shares in satisfaction of consulting fees in 2018, expand the the disclosure on page
         31 that Jim Anderson received one million shares in 2018 to briefly discuss the services, such as the duration and type of service. Also, clarify the relationship, if any, between Wayne Anderson and Jim Anderson.
Transactions with Related Persons, page 32

19. Please tell us the business reason for entering into a consulting agreement with Sylios, an entity controlled by Mr. Anderson, in view of your disclosure on page 30 that he serves as the sole officer and director of Sylios and your disclosure on page 32 that you executed a service agreement with Mr. Anderson. In this regard, we note the disclosure on page 12 in the Form 10-Q of Sylios filed on November 19, 2019 that Mr. Anderson is the only full time employee of Sylios. Also, revise the disclosure on page 320 to clarify whether the consulting agreement has terminated in view of your disclosure on page 4 that you entered into a Purchase and Sale Agreement on November 30, 2019. In addition, revise the disclosure on page 36 regarding Around The Clock Partners to briefly discuss the services, such as the duration and type of consulting services.

Recent Sales of Unregistered Securities, page 34

20. You mention on page 34 that you have set forth information for the last two fiscal years.
         Please revise to disclose all securities of the company sold by the company within the past three years that were not registered under the Securities Act of 1933. Please provide the disclosure required by Item 701 of Regulation S-K.
 Jimmy Wayne Anderson
Global Technologies, Ltd.
July 1, 2020
Page 5
21. Please reconcile the disclosure on page 34 that in 2018 and 2019 you issued 500 million shares of common stock to Valvasone Trust and a Valvasone Trust affiliate, respectively, with your disclosure on pages 31 and F-5 that appears to indicate that you issued shares only to Messrs. Williams in 2018 and that you did not issue any shares of common stock in 2019.
Convertible Instruments, page 36

22. Please expand the disclosure on page 36 about convertible instruments issued to Jody
         DellaDonna and Valvasone Trust in 2019 for compensation due for consulting services to briefly discuss the services, such as the duration and type of consulting services. Also, expand the disclosure throughout page 36 about "all inherit interest were due" to quantify the amount of interest due on the convertible instruments as of the most recent practicable date.
Where You Can Find More Information, page 37

23. Please reconcile the disclosure on page 37 about the shares of common stock the company and the selling shareholders are offering by this prospectus with the disclosure on page 3 that you filed this Registration Statement on Form 10 to register the Class A Common
         Stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.
         Also, delete the undertakings disclosed on page 41.
Signatures, page 42

24.      Please revise to include the Signatures text required by Form 10.
Item 15. Financial Statements and Exhibits, page F-1

25. Please update your financial statements to comply with Rule 8-08 of Regulation S-X prior to effectiveness. Other financial information contained elsewhere in your filing should be
FirstName LastNameJimmy Wayne Anderson
        updated accordingly. Additionally, please update your filing to disclose the impact of
Comapany     NameGlobal
        the COVID-19    to Technologies,
                           your company,Ltd.
                                           if material. Refer to the guidance
outlined in CF
July 1, Disclosure
        2020 Page Guidance
                    5         Topic No. 9.
FirstName LastName
 Jimmy Wayne Anderson
FirstName   LastNameJimmy
Global Technologies, Ltd. Wayne Anderson
Comapany
July 1, 2020NameGlobal Technologies, Ltd.
July 1,6 2020 Page 6
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Effie Simpson, Staff Accountant, at 202-551-3346 or Jean Yu, Senior
Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing